As filed with the Securities and Exchange Commission on September 6, 2019
Securities Act File No. 333-123257
Investment Company Act File No. 811-10325

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM N-1A

Registration Statement Under the Securities Act of 1933
Pre-Effective Amendment No.
Post Effective Amendment No. 2,648
and/or
Registration Statement Under the Investment Company Act of 1940
Amendment No. 2,652

VANECK VECTORS ETF TRUST
(Exact Name of Registrant as Specified in its Charter)

666 Third Avenue, 9th Floor
New York, New York 10017
(Address of Principal Executive Offices)
(212) 293-2000
Registrant’s Telephone Number
Jonathan R. Simon, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, New York 10017
(Name and Address of Agent for Service)

Copy to:
Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE IMMEDIATELY UPON FILING PURSUANT TO RULE 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page).

3.	Exhibits (p)(1) and (p)(2) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file the Code of Ethics of VanEck Vectors ETF Trust and Van Eck Associates Corporation, Van Eck Absolute Return Advisers Corporation and Van Eck Securities Corporation as Exhibits (p)(1) and (p)(2), respectively, of Item 28 to this Registration Statement on Form N-1A.

Parts A and B of the Registration Statement were filed on August 26, 2019, as part of Post-Effective Amendment 2,647 to the Registration Statement, and are incorporated by reference herein.

PART C: OTHER INFORMATION

Item 28.	Exhibits:

(a)	Amended and Restated Declaration of Trust, incorporated by reference to Post-Effective Amendment No. 2,287, filed with the Securities and Exchange Commission (“SEC”) on April 25, 2016.
(b)	Amended and Restated Bylaws of the Trust, incorporated by reference to Post-Effective Amendment No. 2,287, filed with the SEC on April 25, 2016.
(c)	Not applicable.
(d)(1)
Form of Investment Management Agreement between the Trust and Van Eck Associates Corporation (with respect to VanEck Vectors—Gold Miners ETF), incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.

(d)(2)
Form of Investment Management Agreement between the Trust and Van Eck Associates Corporation (with respect to all non-unitary fee portfolios except for VanEck Vectors—Gold Miners ETF), incorporated by reference to Post-Effective Amendment No. 2, filed with the SEC on October 6, 2006.

(d)(3)
Form of Investment Management Agreement between the Trust and Van Eck Associates Corporation (with respect to all unitary fee portfolios), incorporated by reference to Post-Effective Amendment No. 174, filed with the SEC on August 27, 2010.

(d)(4)	Not applicable.
(d)(5)
Form of Amended and Restated Sub-Investment Advisory Agreement between China Asset Management (Hong Kong) Limited and Van Eck Associates Corporation, incorporated by reference to Post-Effective Amendment No. 2,457, filed with the SEC on January 26, 2017.

(d)(6)	Not applicable.
(d)(7)	Not applicable.
(d)(8)
Form of Investment Management Agreement between the Trust and Van Eck Absolute Return Advisers Corporation (with respect to VanEck Vectors Dynamic Put Write ETF and VanEck Vectors Long/Flat Commodity ETF), incorporated by reference to Post-Effective Amendment No. 2,457, filed with the SEC on January 26, 2017.

(e)(1)	Form of Distribution Agreement between the Trust and Van Eck Securities Corporation, incorporated by reference to Pre-Effective Amendment No. 4, filed with the SEC on May 11, 2006.
(e)(2)	Form of Participant Agreement, incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.
(f)	Not applicable.
(g)	Form of Custody Agreement between the Trust and The Bank of New York, incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.
(h)(1)	Form of Fund Accounting Agreement between the Trust and The Bank of New York, incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.

(h)(2)	Form of Transfer Agency and Service Agreement between the Trust and The Bank of New York, incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.
(h)(3)	Form of Sublicense Agreement between the Trust and the Van Eck Associates Corporation, incorporated by reference to Pre-Effective Amendment No. 3, filed with the SEC on April 28, 2006.
(i)(1)
Opinion and Consent of Clifford Chance US LLP (with respect to VanEck Vectors Environmental Services ETF (f/k/a Market Vectors—Environmental Services ETF), VanEck Vectors Gold Miners ETF (f/k/a Market Vectors—Gold Miners ETF) and VanEck Vectors Steel ETF (f/k/a Market Vectors—Steel ETF)), incorporated by reference to Post-Effective Amendment No. 2, filed with the SEC on October 6, 2006.

(i)(2)
Opinion of Clifford Chance US LLP (with respect to VanEck Vectors Global Alternative Energy ETF (f/k/a Market Vectors—Global Alternative Energy ETF) and VanEck Vectors Russia ETF (f/k/a Market Vectors—Russia ETF)), incorporated by reference to Post-Effective Amendment No. 5, filed with the SEC on April 9, 2007.

(i)(3)
Opinion of Clifford Chance US LLP (with respect to VanEck Vectors Agribusiness ETF (f/k/a Market Vectors—Agribusiness ETF) and VanEck Vectors Uranium+Nuclear Energy ETF (f/k/a Market Vectors~~—~~Nuclear Energy ETF)), incorporated by reference to Post-Effective Amendment No. 9, filed with the SEC on July 30, 2007.

(i)(4)
Opinion of Clifford Chance US LLP (with respect to VanEck Vectors AMT-Free Intermediate Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Intermediate Municipal ETF), VanEck Vectors AMT-Free Long Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Long Municipal ETF), VanEck Vectors AMT-Free Short Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Short Municipal ETF), VanEck Vectors High-Yield Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers High Yield Municipal ETF), VanEck Vectors California Long Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free California Long Municipal ETF) and VanEck Vectors New York Long Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free New York Long Municipal ETF)), incorporated by reference to Post-Effective Amendment No. 14 filed with the SEC on November 2, 2007.

(i)(5)
Opinion of Clifford Chance US LLP (with respect to VanEck Vectors Coal ETF (f/k/a Market Vectors—Coal ETF) and VanEck Vectors Gaming ETF (f/k/a Market Vectors—Gaming ETF)), incorporated by reference to Post-Effective Amendment No. 17, filed with the SEC on December 31, 2007.

(i)(6)
Opinion of Clifford Chance US LLP (with respect to VanEck Vectors Massachusetts Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Massachussets Municipal Index ETF), VanEck Vectors New Jersey Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free New Jersey Municipal ETF), VanEck Vectors Ohio Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Ohio Municipal ETF), VanEck Vectors Pennsylvania Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers AMT-Free Pennsylvania Municipal ETF)), incorporated by reference to Post-Effective Amendment No. 21, filed with the SEC on February 15, 2008.

(i)(7)
Opinion of Clifford Chance US LLP (with respect to VanEck Vector Natural Resources ETF (f/k/a Market Vectors—RVE Hard Assets Producers ETF and Market Vectors—Hard Assets Producers ETF) and VanEck Vectors Solar Energy ETF (f/k/a Market Vectors—Solar Energy ETF), incorporated by reference to Post-Effective Amendment No. 23, filed with the SEC on April 21, 2008.

(i)(8)
Opinion and Consent of Clifford Chance US LLP with respect to VanEck Vectors Africa Index ETF (f/k/a Market Vectors—Africa ETF), VanEck Vectors Emerging Europe ex-Russia ETF (f/k/a Market Vectors—Emerging Eurasia Index ETF), VanEck Vectors Global Frontier Index ETF (f/ka/ Market Vectors—Global Frontier ETF Index and VanEck Vectors Gulf States Index ETF (f/k/a Market Vectors—Gulf States Index ETF)), incorporated by reference to Post-Effective Amendment No. 26, filed with SEC on July 8, 2008.

(i)(9)
Consent of Clifford Chance US LLP (with respect to VanEck Vectors High-Yield Municipal Index ETF (f/k/a Market Vectors—Lehman Brothers High Yield Municipal Index ETF)), incorporated by reference to Post-Effective Amendment No. 27, filed with the SEC on August 8, 2008.

(i)(10)
Opinion and Consent of Clifford Chance US LLP (with respect to VanEck Vectors Indonesia Index ETF (f/k/a Market Vectors Indonesia Index ETF)), incorporated by reference to Post-Effective Amendment No. 34, filed with the SEC on November 25, 2008.

(i)(11)
Opinion and Consent of Clifford Chance US LLP (with respect to VanEck Vectors Vietnam ETF (f/k/a Market Vectors Vietnam ETF)), incorporated by reference to Post-Effective Amendment No. 35, filed with the SEC on December 23, 2008.

(i)(12)
Opinion and Consent of Clifford Chance US LLP (with respect to VanEck Vectors Pre-Refunded Municipal Index ETF (f/k/a Market Vectors Pre-Refunded Municipal Index ETF)), incorporated by reference to Post-Effective Amendment No. 36, filed with the SEC on January 28, 2009.

(i)(13)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Egypt Index ETF (f/k/a Market Vectors Egypt Index ETF)), incorporated by reference to Post-Effective Amendment No. 111, filed with the SEC on February 16, 2010.

(i)(14)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors ChinaAMC CSI 300 ETF (f/k/a Market Vectors China ETF)), incorporated by reference to Post-Effective Amendment No. 79, filed with the SEC on September 4, 2009.

(i)(15)
Opinion and Consent of Clifford Chance US LLP (with respect to VanEck Vectors Brazil Small-Cap ETF (f/k/a Market Vectors Brazil Small-Cap ETF)), incorporated by reference to Post-Effective Amendment No. 49, filed with the SEC on May 8, 2009.

(i)(16)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Junior Gold Miners ETF (f/k/a Market Vectors Junior Gold Miners ETF)), incorporated by reference to Post-Effective Amendment No. 93, filed with the SEC on November 9, 2009.

(i)(17)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Poland ETF (f/k/a Market Vectors Poland ETF)), incorporated by reference to Post-Effective Amendment No. 97, filed with the SEC on November 20, 2009.

(i)(18)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors India Small-Cap Index ETF (f/k/a Market Vectors India Small-Cap Index ETF)), incorporated by reference to Post-Effective Amendment No. 129, filed with the SEC on April 5, 2010.

(i)(19)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors J.P. Morgan EM Local Currency Bond ETF (f/k/a Market Vectors Emerging Markets Local Currency Bond ETF)), incorporated by reference to Post-Effective Amendment No. 153, filed with the SEC on June 28, 2010.

(i)(20)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Investment Grade Floating Rate ETF (f/k/a Market Vectors Investment Grade Floating Rate Bond ETF)), incorporated by reference to Post-Effective Amendment No. 154, filed with the SEC on June 28, 2010.

(i)(21)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Rare Earth/Strategic Metals ETF (f/k/a Market Vectors Rare Earth/Strategic Metals ETF)), incorporated by reference to Post-Effective Amendment No. 203, filed with the SEC on October 22, 2010.

(i)(22)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Emerging Markets Aggregate Bond ETF (f/k/a Market Vectors LatAm Aggregate Bond ETF)), incorporated by reference to Post-Effective Amendment No. 358, filed with the SEC on May 10, 2011.

(i)(23)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Russia Small-Cap ETF (f/k/a Market Vectors Russia Small-Cap ETF)), incorporated by reference to Post-Effective Amendment No. 312, filed with the SEC on April 1, 2011.

(i)(24)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors CEF Municipal Income ETF (f/k/a Market Vectors CEF Municipal Income ETF)), incorporated by reference to Post-Effective Amendment No. 395, filed with the SEC on July 7, 2011.

(i)(25)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Mortgage REIT Income ETF (f/k/a Market Vectors Mortgage REIT Income ETF)), incorporated by reference to Post-Effective Amendment No. 431, filed with the SEC on August 15, 2011.

(i)(26)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors International High Yield Bond ETF (f/k/a Market Vectors International High Yield Bond ETF)), incorporated by reference to Post-Effective Amendment No. 646, filed with the SEC on March 29, 2012.

(i)(27)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors BDC Income ETF (f/k/a Market Vectors BDC Income ETF)), incorporated by reference to Post-Effective Amendment No. 995, filed with the SEC on February 7, 2013.

(i)(28)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Biotech ETF (f/k/a Market Vectors Biotech ETF), VanEck Vectors Oil Services ETF (f/k/a Market Vectors Oil Services ETF), VanEck Vectors Pharmaceutical ETF (f/k/a Market Vectors Pharmaceutical ETF), VanEck Vectors Retail ETF (f/k/a Market Vectors Retail ETF) and VanEck Vectors Semiconductor ETF (f/k/a Market Vectors Semiconductor ETF)), incorporated by reference to Post-Effective Amendment No. 505, filed with the SEC on October 31, 2011.

(i)(29)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Indonesia Small-Cap ETF (f/k/a Market Vectors Indonesia Small-Cap ETF)), incorporated by reference to Post-Effective Amendment No. 639, filed with the SEC on March 14, 2012.

(i)(30)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Unconventional Oil & Gas ETF (f/k/a Market Vectors Unconventional Oil & Gas ETF)), incorporated by reference to Post-Effective Amendment No. 598, filed with the SEC on February 8, 2012.

(i)(31)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Morningstar Wide Moat ETF (f/k/a Market Vectors Morningstar Wide Moat Research ETF)), incorporated by reference to Post-Effective Amendment No. 674, filed with the SEC on April 13, 2012.

(i)(32)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Emerging Markets High Yield Bond ETF (f/k/a Market Vectors Emerging Markets High Yield Bond ETF)), incorporated by reference to Post-Effective Amendment No. 654, filed with the SEC on April 3, 2012.

(i)(33)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Fallen Angel High Yield Bond ETF (f/k/a Market Vectors Fallen Angel Bond ETF)), incorporated by reference to Post-Effective Amendment No. 653, filed with the SEC on April 3, 2012.

(i)(34)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Preferred Securities ex Financials ETF (f/k/a Market Vectors Preferred Securities ex Financials ETF)), incorporated by reference to Post-Effective Amendment No. 765, filed with the SEC on July 5, 2012.

(i)(35)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Saudi Arabia ETF (f/k/a Market Vectors Saudi Arabia ETF)), incorporated by reference to Post-Effective Amendment No. 1,938, filed with the SEC on June 22, 2015.

(i)(36)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Short High-Yield Municipal Index ETF (f/k/a Market Vectors Short High-Yield Municipal Index ETF)), incorporated by reference to Post-Effective Amendment No. 1,341, filed with the SEC on December 20, 2013.

(i)(37)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Treasury-Hedged High Yield Bond ETF (f/k/a Market Vectors Treasury-Hedged High Yield Bond ETF)), incorporated by reference to Post-Effective Amendment No. 994, filed with the SEC on February 5, 2013.

(i)(38)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Israel ETF (f/k/a Market Vectors Israel ETF)), incorporated by reference to Post-Effective Amendment No. 1,151, filed with the SEC on June 24, 2013.

(i)(39)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors ChinaAMC SME-ChiNext ETF (f/k/a Market Vectors ChinaAMC SME-ChiNext ETF)), incorporated by reference to Post-Effective Amendment No. 1,502, filed with the SEC on May 16, 2014.

(i)(40)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors ChinaAMC China Bond ETF (f/k/a Market Vectors ChinaAMC China Bond ETF)), incorporated by reference to Post-Effective Amendment No. 1,701, filed with the SEC on November 7, 2014.

(i)(41)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Morningstar International Moat ETF (f/k/a Market Vectors Morningstar International Moat ETF)), incorporated by reference to Post-Effective Amendment No. 1,957, filed with the SEC on July 9, 2015.

(i)(42)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Oil Refiners ETF (f/k/a Market Vectors Oil Refiners ETF)), incorporated by reference to Post-Effective Amendment No. 1,998, filed with the SEC on August 14, 2015.

(i)(43)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors High Income MLP ETF (f/k/a Market Vectors High Income MLP ETF) and VanEck Vectors High Income Infrastructure MLP ETF (f/k/a Market Vectors High Income Infrastructure MLP ETF)), incorporated by reference to Post-Effective Amendment No. 2,131, filed with the SEC on December 10, 2015.

(i)(44)	Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Dynamic Put Write ETF), incorporated by reference to Post-Effective Amendment No. 2,521, filed with the SEC on May 1, 2017.
(i)(45)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Generic Drugs ETF (f/k/a Market Vectors Generic Drugs ETF)), incorporated by reference to Post-Effective Amendment No. 2,115, filed with the SEC on November 23, 2015.

(i)(46)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors AMT-Free 6-8 Year Municipal Index ETF, VanEck Vectors AMT-Free 8-12 Year Municipal Index ETF and VanEck Vectors AMT-Free 12-17 Year Municipal Index ETF), incorporated by reference to Post-Effective Amendment No. 2,370, filed with the SEC on August 5, 2016.

(i)(47)	Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Long/Flat Commodity ETF), incorporated by reference to Post-Effective Amendment No. 2,322, filed with the SEC on May 31, 2016.
(i)(48)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors NDR CMG Long/Flat Allocation ETF (f/k/a VanEck Vectors Long/Flat US Equity ETF)), incorporated by reference to Post-Effective Amendment No. 2,574, filed with the SEC on September 27, 2017.

(i)(49)	Opinion and Consent of Dechert LLP, (with respect to VanEck Vectors Green Bond ETF), incorporated by reference to Post-Effective Amendment No. 2,479, filed with the SEC on February 28, 2017.

(i)(50)	Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Real Asset Allocation ETF), incorporated by reference to Post-Effective Amendment No. 2,598, filed with the SEC on March 9, 2018.
(i)(51)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Video Gaming and eSports ETF), incorporated by reference to Post-Effective Amendment No. 2,616, filed with the SEC on August 31, 2018.

(i)(52)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Morningstar Global Wide Moat ETF), incorporated by reference to Post-Effective Amendment No. 2,626, filed with the SEC on October 24, 2018.

(i)(53)
Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Morningstar Durable Dividend ETF (f/k/a VanEck Vectors Morningstar High Dividend ETF)), incorporated by reference to Post-Effective Amendment No. 2,627, filed with the SEC on October 24, 2018.

(i)(54)	Opinion and Consent of Dechert LLP (with respect to VanEck Vectors Municipal Allocation ETF), incorporated by reference to Post-Effective Amendment No. 2,645, filed with the SEC on May 14, 2019.
(i)(55)
Consent of Dechert LLP (with respect to VanEck Vectors AMT-Free Intermediate Municipal Index ETF, VanEck Vectors AMT-Free Long Municipal Index ETF, VanEck Vectors AMT-Free Short Municipal Index ETF, VanEck Vectors CEF Municipal Income ETF, VanEck Vectors High-Yield Municipal Index ETF, VanEck Vectors Short High-Yield Municipal Index ETF, VanEck Vectors BDC Income ETF, VanEck Vectors ChinaAMC China Bond ETF, VanEck Vectors Emerging Markets Aggregate Bond ETF, VanEck Vectors Emerging Markets High Yield Bond ETF, VanEck Vectors Fallen Angel High Yield Bond ETF, VanEck Vectors Green Bond ETF, VanEck Vectors International High Yield Bond ETF, VanEck Vectors Investment Grade Floating Rate ETF, VanEck Vectors J.P. Morgan EM Local Currency Bond ETF, VanEck Vectors Mortgage REIT Income ETF and VanEck Vectors Preferred Securities ex Financials ETF), incorporated by reference to Post-Effective Amendment No. 2,647, filed with the SEC on August 26, 2019.

(j)
Consent of Ernst & Young LLP (with respect to VanEck Vectors AMT-Free Intermediate Municipal Index ETF, VanEck Vectors AMT-Free Long Municipal Index ETF, VanEck Vectors AMT-Free Short Municipal Index ETF, VanEck Vectors CEF Municipal Income ETF, VanEck Vectors High-Yield Municipal Index ETF, VanEck Vectors Short High-Yield Municipal Index ETF, VanEck Vectors BDC Income ETF, VanEck Vectors ChinaAMC China Bond ETF, VanEck Vectors Emerging Markets Aggregate Bond ETF, VanEck Vectors Emerging Markets High Yield Bond ETF, VanEck Vectors Fallen Angel High Yield Bond ETF, VanEck Vectors Green Bond ETF, VanEck Vectors International High Yield Bond ETF, VanEck Vectors Investment Grade Floating Rate ETF, VanEck Vectors J.P. Morgan EM Local Currency Bond ETF, VanEck Vectors Mortgage REIT Income ETF and VanEck Vectors Preferred Securities ex Financials ETF), incorporated by reference to Post-Effective Amendment No. 2,647, filed with the SEC on August 26, 2019.

(k)	Not applicable.
(l)	Not applicable.
(m)	Not applicable.
(n)	Not applicable.
(o)	Not applicable.
(p)(1)	Code of Ethics of VanEck Vectors ETF Trust, filed herewith.

(p)(2)	Code of Ethics of Van Eck Associates Corporation, Van Eck Absolute Return Advisers Corporation and Van Eck Securities Corporation, filed herewith.
(q)
Powers of Attorney for Messrs. John J. Crimmins, David H. Chow, R. Alastair Short, Peter J. Sidebottom, Richard D. Stamberger and Jan F. van Eck, incorporated by reference to Post-Effective Amendment No. 2,613, filed with the SEC on August 24, 2018.

Item 29.    Persons Controlled by or Under Common Control with Registrant
None.
Item 30.    Indemnification
Pursuant to Section 10.2 of the Amended and Restated Declaration of Trust, every person who is, or has been, a Trustee or officer of the Trust (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (collectively, the “Covered Persons”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit, mediation, arbitration or proceeding, whether civil or criminal, in which he or she becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof. No indemnification shall be provided to a Covered Person who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office (i) by the court or other body approving the settlement; (ii) by at least a majority of those Trustees who are neither interested parties of the Trust nor are parties to the matter based upon a review of readily-available facts (as opposed to a full trial-type inquiry); or (iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry). For purposes of the determination or opinion referred to in (ii) and (iii) above, the majority of those Trustees who neither are interested persons of the Trust nor are parties to the matter or independent legal counsel, as the case may be, shall be entitled to rely on a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.
The Trust has agreed to indemnify and hold harmless the Trustees against any and all expenses actually and reasonably incurred by the Trustee in any proceeding arising out of or in connection with the Trustee’s service to the Trust, to the fullest extent permitted by the Amended and Restated Agreement and Declaration of Trust of the Fund and Title 12, Part V, Chapter 38 of the Delaware Code, and applicable law.

Item 31.    Business and Other Connections of Investment Manager
See “Management” in the Statement of Additional Information. Information as to the directors and officers of the Adviser is included in its Form ADV filed with the SEC and is incorporated herein by reference thereto.
Item 32.    Principal Underwriters

(a)
Van Eck Securities Corporation is the Trust’s principal underwriter. Van Eck Securities Corporation also acts as a principal underwriter, depositor, or investment manager for the following other investment companies: each series of VanEck Funds and VanEck VIP Trust.

(b)	The following is a list of the officers, directors and partners of Van Eck Securities Corporation:

Name and Principal Business Address	Positions and Offices with Underwriter	Positions and Offices with Trust
Jan F. van Eck 666 Third Avenue New York, NY 10017	Director, President and Chief Executive Officer	President, Chief Executive Officer and Trustee
Bruce J. Smith 666 Third Avenue New York, NY 10017	Director	N/A
Jonathan R. Simon 666 Third Avenue New York, NY 10017	Director, Senior Vice President, General Counsel and Secretary	Senior Vice President, Chief Legal Officer and Secretary
Laura I. Martinez 666 Third Avenue New York, NY 10017	Vice President, Associate General Counsel and Assistant Secretary	Vice President and Assistant Secretary
Matthew A. Babinsky 666 Third Avenue New York, NY 10017	Assistant Vice President, Assistant General Counsel and Assistant Secretary	Assistant Vice President and Assistant Secretary
Brendan Gundersen 666 Third Avenue New York, NY 10017	Managing Director, Head of Institutional Sales	N/A
Richard Potocki 666 Third Avenue New York, NY 10017	Managing Director, Head of US Distribution	N/A
F. Michael Gozzillo 666 Third Avenue New York, NY 10017	Chief Compliance Officer	Chief Compliance Officer
Laura Hamilton 666 Third Avenue New York, NY 10017	Assistant Vice President	Vice President
Lee Rappaport 666 Third Avenue New York, NY 10017	Vice President, Chief Financial Officer, Treasurer and Operations Principal (FINOP)	N/A
Matthew Bartlett 666 Third Avenue New York, NY 10017	Manager, Internal Sales Desk	N/A
Kristen Capuano 666 Third Avenue New York, NY 10017	Managing Director, Head of Marketing and Product Strategy	N/A

Item 33.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder will be maintained at the offices of The Bank of New York Mellon, 101 Barclay Street, New York, New York 10286.
Item 34.    Management Services
Not applicable.
Item 35.    Undertakings
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 6th day of September, 2019.

VANECK VECTORS ETF TRUST

By:	/s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President, Secretary and Chief Legal Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ David H. Chow*	Trustee	September 6, 2019
David H. Chow

/s/ R. Alastair Short*	Trustee	September 6, 2019
R. Alastair Short

/s/ Peter J. Sidebottom*	Trustee	September 6, 2019
Peter J. Sidebottom

/s/ Richard D. Stamberger*	Trustee	September 6, 2019
Richard D. Stamberger

/s/ Jan F. van Eck*	President, Chief Executive Officer and Trustee	September 6, 2019
Jan F. van Eck

/s/ John J. Crimmins*	Vice President, Treasurer, Chief Financial Officer and Principal Accounting Officer	September 6, 2019
John J. Crimmins

*By:	/s/ Jonathan R. Simon
Jonathan R. Simon
Attorney-in-Fact
September 6, 2019

EXHIBIT INDEX

(p)(1)	Code of Ethics of VanEck Vectors ETF Trust.

(p)(2)	Code of Ethics of Van Eck Associates Corporation, Van Eck Absolute Return Advisers Corporation and Van Eck Securities Corporation.